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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 23 2011

Washington, DC
110

SEC FILE NUMBER
8- 52584

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-10___ AND ENDING ___12-31-10___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson LeNeave & Company

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___6000 Fairview Road, Suite 625___
(No. and Street)

___Charlotte___   ___North Carolina___   ___28210___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Gregory M. LeNeave___   ___704-552-9212___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Cherry, Bekaert & Holland, L.L.P.___
(Name – *if individual, state last, first, middle name*)

___1111 Metropolitan Avenue, Suite 1000, Charlotte, North Carolina___   ___28204___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Gregory M. LeNeave _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Anderson LeNeave Company _____ , as
of _____ December 31 _____ , 20 10 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____ President _____
Title

_____
Notary Public

My Commission Expires 7-7-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON LENEAVE & CO.

Contents

	Page
Report of Independent Auditors	2
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-10

Accompanying Information

Report of Independent Auditors on Accompanying Information	11
Schedule 1 - Computation of Net Capital and Net Capital Ratio	12
Schedule 2 - Material Inadequacies - Rule 17a-5(j)	13
Report on Internal Control Required by SEC Rule 17a-5	14-15



CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Auditors

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson LeNeave & Co. as of December 31, 2010 and 2009 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 8, 2011

ANDERSON LENEAVE & CO.

Statements of Financial Condition

Assets

| | December 31, | |
	2010	2009
Cash and cash equivalents	$ 180,462	$ 180,453
Accounts receivable, net	167	14,281
Prepaid expenses and other assets	10,701	15,046
Total assets	$ 191,330	$ 209,780

Stockholders' Equity

	2010	2009
Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	$ 81,066	$ 81,066
Retained earnings	110,264	128,714
Total stockholders' equity	$ 191,330	$ 209,780

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Income

	Years ended December 31,	
	2010	2009
Revenues		
Success fees	$ 1,306,937	$ 175,000
Advisory fees	110,314	280,980
Other income, net	-	3,938
Total revenues	1,417,251	459,918
Expenses		
Compensation and benefits	976,288	278,764
Contract services	789	1,037
Rent	61,553	65,563
Insurance	2,036	1,691
Profit sharing	87,000	-
Professional fees	20,060	21,361
Payroll taxes	43,571	18,790
Advertising	4,169	1,613
Health savings	16,400	10,950
Training	3,855	4,525
Travel expenses	24,099	14,043
Taxes and licenses	7,159	2,750
Office expenses	15,296	9,304
Dues and subscriptions	4,489	4,294
Telephone and cable	20,027	15,890
Other operating expenses	3,354	6,578
Total expenses	1,290,145	457,153
Net income	$ 127,106	$ 2,765

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Changes in Stockholders' Equity

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2009	$ 66	$ 125,949	$ 126,015
Net income	-	2,765	2,765
Issuance of common stock	81,000	-	81,000
Distributions to stockholder	-	-	-
Balance, December 31, 2009	81,066	128,714	209,780
Net income	-	127,106	127,106
Distributions to stockholders	-	(145,556)	(145,556)
Balance, December 31, 2010	$ 81,066	$ 110,264	$ 191,330

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Cash Flows

	Year ended December 31,	
	2010	2009
Cash flows from operating activities		
Net income	$ 127,106	$ 2,765
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in receivables	14,114	(12,754)
Decrease in prepaid expenses and other assets	4,345	10,402
Net cash provided by operating activities	145,565	413
Cash flows from financing activities		
Issuance of common stock	-	81,000
Distributions to stockholder	(145,556)	-
Net cash provided by (used) in financing activities	(145,556)	81,000
Net increase in cash and cash equivalents	9	81,413
Cash and cash equivalents at beginning of year	180,453	99,040
Cash and cash equivalents at end of year	$ 180,462	$ 180,453

See notes to financial statements.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2010 and 2009

Note 1 - Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Trade accounts receivable are stated less an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. No bad debt expense was incurred in 2010 and 2009. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2010 and 2009.

Property and equipment

The Company capitalizes all major expenditures according to GAAP. The Company's policy is to expense fixed asset purchases under $5,000. Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2010 and 2009

Note 2 - Summary of significant accounting policies (continued)

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt. Upfront fees typically represent less than 10% of the expected revenue from a transaction. The remainder of any fee due to the Company is typically paid only upon the closing of a related transaction.

The Company receives referral fees and a percentage of quarterly maintenance fees for referrals made to a customer, provided the referral enrolls in the customer's services. The Company is entitled to receive referral fees for as long as the referral remains enrolled in the customer's service. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholders on their individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Note 3 - Property and equipment

Property and equipment at December 31, consists of the following:

	2010	2009
Computer equipment	$ 19,219	$ 19,219
Office furniture and equipment	25,000	25,000
Computer software	3,711	3,711
Total property and equipment, gross	47,930	47,930
Less: Accumulated depreciation	(47,930)	(47,930)
Total property and equipment, net	$ -	$ -

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2010 and 2009

Note 4 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, were as follows:

	2010	**2009**
Net capital	$180,462	$180,453
Net capital ratio (ratio of indebtedness to capital)	Less than 1%	Less than 1%

Note 5 - Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 6 - Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the "Plan").

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of $87,000 to the Plan for the year ended December 31, 2010. The Company did not make contributions to the plan for the year ended December 31, 2009. Participants vest in their portion of employer contributions over a three-year period.

Note 7 - Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2010 or 2009. The Company did not incur interest expense in 2010 or 2009.

Note 8 - Operating lease

The Company leases its office space under a 5-year non-cancelable operating lease, which expires in August 2016.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2010 and 2009

Note 8 - Operating lease (continued)

Future minimum lease payments at December 31, 2010 are as follows:

Year	Amount
2011	$52,500
2012	$64,299
2013	$66,071
2014	$67,875
2015	$69,746
2016	$47,621

Lease expense was $61,553 and $65,563 for the years ended December 31, 2010 and 2009, respectively.

Note 9 - Concentration of credit risk

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit.

Note 10 - Subsequent event

The Company has evaluated subsequent events through February 8, 2011, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

ACCOMPANYING INFORMATION



11

**CHERRY
BEKAERT&
HOLLAND**
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Auditors
on Accompanying Information

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

We have audited the accompanying financial statements of Anderson LeNeave & Co. as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 8, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages twelve and thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 8, 2011

ANDERSON LENEAVE & CO.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31,	
	2010	2009
Stockholder's equity	$ 191,330	$ 209,780
Less:		
Other nonallowable assets	10,868	29,327
Net capital adjustments	10,868	29,327
Net capital	$ 180,462	$ 180,453
Aggregate indebtedness	$ -	$ -
Ratio of indebtedness to capital	0.00%	0.00%

The Net Capital per the audited financial statements agrees to the
Net Capital computation in the Focus Report filed for the quarters
ended December 31, 2010 and 2009.

See notes to financial statements.

Schedule 2

ANDERSON LENEAVE & CO.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2010 and 2009

Material Inadequacy	**Corrective Action Taken or Proposed**
None	Not applicable



CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of Anderson LeNeave & Co. (the "Company") as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Company's member-managers, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 8, 2011

ANDERSON LENEAVE & CO.

Financial Statements
and
Accompanying Information
for the Years Ended
December 31, 2010 and 2009